                                                                     Exhibit 8.1

                        [Letterhead of Dixon Odom PLLC]

Board of Directors
Crescent Financial Corporation
1005 High House Road
Cary, North Carolina 27513

Board of Directors
Centennial Bank
185 West Morganton Road
Southern Pines, North Carolina 28387

Gentlemen:

You have requested the opinion of Dixon Odom PLLC ("Dixon Odom") regarding certain federal income tax consequences resulting from a proposed transaction. In the proposed transaction, (the "Merger"), Centennial Bank ("Centennial"), a state-chartered commercial bank, will merge with and into Crescent State Bank ("Crescent"), a state-chartered commercial bank, whereupon the separate existence of Centennial will cease. Crescent is a wholly owned subsidiary of Crescent Financial Corporation. Centennial shareholders will be permitted to elect to receive, subject to certain limitations described in the Agreement and Plan of Reorganization and Merger, either Crescent Financial Corporation ("Crescent Financial") stock, a specified amount of cash with respect to each share of their Centennial stock or a combination of Crescent Financial stock and cash. You have submitted for our consideration:

     o   certain representations as to the proposed transactions;

     o a copy of the Agreement and Plan of Reorganization and Merger by and between Centennial Bank and Crescent State Bank and Crescent Financial Corporation dated March 12, 2003 (the "Merger Agreement"); and,

     o a copy of the Interagency Bank Merger Application, Pursuant to Section 1828(c) of the Federal Deposit Insurance Act, filed with the Federal Deposit Insurance Corporation ("FDIC") on April 24, 2003 (the Merger Agreement and the Interagency Bank Merger Application, collectively being the "Documents").

Except for the Documents, we have not reviewed other legal documents necessary to effectuate the steps to be undertaken, and we assume that all steps will be effectuated under state and federal law and will be consistent with all legal documentation and with the description of the steps in the Documents. Any changes to such Documents may adversely affect the analysis provided herein.

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                                                                          Page 2

In addition, we have assumed that Crescent Financial and Centennial will report the Merger on their respective federal income tax returns in a manner consistent with the opinions set forth herein and will otherwise comply with all applicable reporting provisions of the Internal Revenue Code of 1986, as amended (the Code) and Treasury Regulations (the Regulations) promulgated thereunder. No ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of the Merger.


FACTS WITH RESPECT TO THE MERGER

Crescent Financial is a registered bank holding company organized under the laws of the State of North Carolina, validly existing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. Crescent Financial is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of operations of Crescent Financial.

Crescent Financial's authorized capital stock consists of two classes. It has authorized 20,000,000 shares of common stock, $1.00 par value, of which 2,143,249 shares were issued and outstanding at December 31, 2002 ("Crescent Financial Stock"). Crescent Financial also has authorized 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding.

All outstanding shares of Crescent Financial Stock are validly issued, fully paid, nonassessable and not subject to preemptive rights. Except for the Crescent Financial 1999 Incentive Stock Option Plan and the stock options granted thereunder, the Crescent Financial 1999 Nonqualified Stock Option Plan for Directors and the stock options granted thereunder, Crescent Financial does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Crescent Financial Stock, or any other securities of Crescent Financial, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of Crescent Financial Stock or any other securities of Crescent Financial, or (iii) plan, agreement, or other arrangement pursuant to which shares of Crescent Financial Stock or any other securities of Crescent Financial, or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

Crescent Financial has one wholly owned subsidiary, Crescent. Crescent is a North Carolina banking corporation. Crescent is organized under the laws of the State of North Carolina, validly existing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. All of the shares of outstanding capital stock of Crescent are owned of record and beneficially, free and clear of all security interests and claims by Crescent Financial. All of the outstanding shares of Crescent are duly authorized, validly issued, fully paid and nonassessable, except to the extent set forth in N.C. General Statutes Section 53-42. Crescent is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of operations of Crescent or Crescent Financial.

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                                                                          Page 3

Centennial is a banking corporation organized under the laws of the State of North Carolina, validly existing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. Centennial is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of operations of Centennial.

Centennial's authorized capital stock consists of two classes. It has authorized 5,000,000 shares of common stock, $3.50 par value, of which 872,861 shares were issued and outstanding at December 31, 2002 ("Centennial Stock"). It also has authorized 1,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding.

All outstanding shares of Centennial Stock are validly issued, fully paid, nonassessable, except to the extent set forth in N.C. General Statutes Section 53-42 and have not been issued in violation of the preemptive rights of any shareholder. Except for the Centennial Bank 2000 Incentive Stock Option Plan and the Centennial Bank 2000 Nonstatutory Stock Option Plan and the stock options granted thereunder, Centennial does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Centennial Stock or any other securities of Centennial, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of Centennial Stock or any other securities of Centennial, or (iii) plan, agreement, or other arrangement pursuant to which shares of Centennial Stock or any other securities of Centennial or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

For valid corporate business purposes, pursuant to the Merger Agreement and at the Effective Time (as that term is defined in the Merger Agreement), Centennial will merge with and into Crescent, with Crescent as the surviving entity. Crescent Financial and Crescent, as the surviving corporation in the Merger, intend that following the Merger they shall be subject to taxation as corporations under the Code.

The Merger Agreement provides that at the Effective Time each outstanding share of Centennial Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by Centennial, Crescent or Crescent Financial, which shall be canceled, and for dissenting shares) automatically will be converted into the right to receive either: (A) $10.11 in cash, without interest; (B) a number of shares of Crescent Financial Stock as determined by the Exchange Ratio; or (C) 50% of the cash amount set forth in clause (A) and a number of shares of Crescent Financial Stock equal to 50% of the amount set forth in clause (B), (the "Merger Consideration"). The Exchange Ratio shall be equal to the quotient obtained by dividing $10.11 by the average closing price of Crescent Financial Stock over the thirty trading days ending on the third trading day prior to the completion of the Merger. However, if the thirty day trading average of Crescent Financial Stock is $10.8441 or higher, the exchange ratio will be 0.9323 shares of Crescent Financial Stock for each share of Centennial Stock. If the thirty day trading average of Crescent Financial Stock is $8.0174 or less, the exchange ratio will be 1.2610 shares of Crescent Financial Stock for each share of Centennial Stock.

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                                                                          Page 4

Centennial shareholders may elect to receive either (A), (B) or (C), as described in the preceding paragraph. As provided in the Merger Agreement, however, Crescent Financial is not necessarily bound by the shareholders' elections, but rather can allocate to Centennial shareholders a different mix of consideration. 50% of the total number of shares of Centennial Stock outstanding at the Effective Time to be converted into Merger Consideration shall be converted into Crescent Financial Stock and the remaining shares of Centennial Stock outstanding at the Effective Time to be converted into Merger Consideration shall be converted into cash.

No fractional shares of Crescent Financial Stock will be issued in connection with the Merger. Instead, each Centennial shareholder who would otherwise be entitled to receive a fraction of a share of Crescent Financial Stock shall receive cash in an amount equal to the fraction of a share of Crescent Financial Stock that otherwise would be received in the Merger, multiplied by the market value of one share of Crescent Financial Stock at the Effective Time.

In the event Crescent Financial changes the number of shares of Crescent Financial Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares, or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split, recapitalization, reclassification, combination, exchange of shares, or similar transaction for which a record date is not established) is prior to the Effective Time, the Exchange Ratio shall be appropriately adjusted to reflect such change.

Under Article 13 of the North Carolina Business Corporation Act, Centennial shareholders will have dissenter's rights in connection with the Merger. Shareholders who properly exercise their dissenter's rights will be entitled to receive a payment for the appraised value of their shares in accordance with Sections 55-13-20 through 55-13-28 of the North Carolina General Statutes.

The Merger has been approved by the Boards of Directors of Crescent Financial and Centennial, is subject to shareholder approval of the shareholders of Crescent Financial and Centennial, and is subject to the receipt of regulatory approval from appropriate parties, including the FDIC, and the North Carolina Banking Commission.

In addition to the foregoing statement of facts, the following representations have been made by Crescent Financial and Centennial, as applicable, to Dixon Odom in connection with the Merger. Dixon Odom has not independently verified the completeness and accuracy of any of the following representations. Dixon Odom is relying on these representations in rendering the opinion contained herein.


REPRESENTATIONS WITH RESPECT TO THE MERGER:

(a) The facts relating to the Merger, pursuant to the Merger Agreement, as described in the Documents, are accurate, true, correct and complete in all material respects. The copies of the Documents provided to us are accurate. The Merger will be consummated in accordance with the Merger Agreement and shareholders of Crescent Financial and Centennial must approve of the Merger.

(b) Centennial will merge with and into Crescent under the applicable laws of North Carolina.

(c) The laws of any state other than North Carolina will not be applicable to the Merger.

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                                                                          Page 5

(d) Crescent Financial, Crescent and Centennial will each be treated as a corporation under the laws of the State of North Carolina.

(e) The fair market value of Crescent Financial Stock and other consideration received by each shareholder of Centennial will be approximately equal to the fair market value of Centennial Stock surrendered in the exchange.

(f) Neither Crescent Financial, Centennial, nor any subsidiary or related person has any plan or intention to reacquire any of the Crescent Financial shares issued in the Merger or to acquire any share of Centennial prior to the Merger.

     For purposes of this representation, two persons are "related" if the persons are corporations and either immediately before or immediately after a transaction are members of the same "affiliated group." "Affiliated group" for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation's shares. In addition, "related person" includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, "control" means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions, which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partners, and trusts and their beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership, each partner shall be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with that partner's interest in the partnership.

(g) Crescent Financial and Crescent have no plan or intention to sell or otherwise dispose of any of the assets of Centennial acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C). (Unless otherwise stated, all "Section" and "Treas. Reg." references herein are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder).

(h) The liabilities of Centennial assumed by Crescent, and the liabilities to which the transferred assets of Centennial are subject, were incurred by Centennial in the ordinary course of its business.

(i) Following the Merger, Crescent will continue the historical business of Centennial or use a significant portion of the historic business assets of Centennial in a business.

(j) Crescent Financial, Centennial, and the shareholders of Centennial will pay their respective expenses, if any, incurred in connection with the Merger.

(k) There is no intercorporate indebtedness existing between Crescent Financial and Centennial that was issued, acquired, or will be settled at a discount.

(l) No two parties to the Merger are investment companies as defined in Section 368(a)(2)(F)(III) and (IV).

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                                                                          Page 6

(m) On the date of the Merger, the fair market value of the assets of Centennial transferred to Crescent will equal or exceed the sum of the liabilities assumed by Crescent, plus the amount of liabilities, if any, to which the transferred assets are subject.

(n) On the date of the Merger, the adjusted tax basis of the assets of Centennial transferred to Crescent will equal or exceed the sum of the liabilities assumed by Crescent, plus the amount of liabilities, if any, to which the transferred assets are subject.

(o) The liabilities of Centennial assumed by Crescent, and the liabilities to which the transferred assets of Centennial are subject, were incurred by Centennial in the ordinary course of its business.

(p) Centennial is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

(q) None of the compensation received by any shareholder-employee of Centennial will be separate consideration for, or allocable to, any of their shares of Centennial Stock; none of the shares of Crescent Financial Stock received by any shareholder-employee of Centennial will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee of Centennial will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

(r) The distribution of cash proceeds to Centennial shareholders in lieu of fractional shares of Crescent Financial will be made solely for the purpose of avoiding the expense and inconvenience to Crescent Financial of issuing fractional shares and does not represent separately bargained for consideration. The fractional share interests of each Centennial shareholder will be aggregated, and no Centennial shareholder will receive cash in an amount equal to or greater than the value of one full share of Crescent Financial Stock.

(s) To the extent any shares of Crescent Financial Stock are issued pursuant to the Merger, 50% of the value of the consideration received by Centennial shareholders (except for shares which shall be canceled, and for dissenting shares) will be Crescent Financial Stock.

(t) Crescent will not issue additional shares of its common stock following the transaction that would result in Crescent Financial losing control of Crescent within the meaning of Section 368(c).

(u) The Merger will satisfy all of the requirements of, and qualify as a statutory merger under, the applicable state laws of North Carolina, and by operation of applicable state law, will result in Crescent acquiring all the assets of Centennial and Centennial ceasing to exist as a separate entity.


OPINIONS

Based solely on the Documents, the above facts and representations and subject to the scope of the opinions below, it is the opinion of Dixon Odom that with respect to the Merger:

(1) Provided the Merger constitutes a statutory merger under applicable state law, the Merger will constitute a tax-free reorganization within the meaning of section 368(a).

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                                                                          Page 7

(2) Crescent Financial, Crescent and Centennial will each be a party to the reorganization within the meaning of Section 368(b).

(3) No gain or loss will be recognized by Crescent or Crescent Financial upon Crescent's receipt of the assets of Centennial, a party to the reorganization, subject to its liabilities, in exchange for cash and Crescent Financial Stock in the Merger. Section 1032(a); Treas. Reg.
     Section 1.1032.

(4) Centennial shareholders who receive Crescent Financial Stock and cash in lieu of fractional shares in exchange for their shares of Centennial Stock will not recognize gain or loss as a result of the receipt of Crescent Financial Stock. Section 354(a)(1). However, the cash received in lieu of fractional shares will be subject to taxation as described in item 7 below.

(5) Gain, if any, will be recognized by Centennial shareholders who receive both Crescent Financial Stock and cash in exchange for their Centennial Stock pursuant to the Merger. Such recognized gain will be limited to an amount not in excess of the amount of cash received. Section 356(a). If the exchange has the effect of the distribution of a dividend, the amount of gain recognized that is not in excess of the shareholder's ratable amount of undistributed earnings and profits will be treated as a dividend.
     Section 318(a). Any excess will continue to be treated as gain from the exchange of property. Section 356(a)(2). The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder-by-shareholder basis in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989). Rev. Rul. 93-61, 1993-2 C.B. 118. Loss, if any, will not be recognized by Centennial shareholders who receive both Crescent Financial Stock and cash in exchange for their Centennial Stock pursuant to the Merger. Section 356(c).

(6) Centennial shareholders who receive solely cash for their Centennial Stock, or receive cash by exercising their dissenter's rights, will be treated as having received the cash as a distribution in redemption of their Centennial Stock subject to the provisions and limitations of Section 302 of the Code. If, as a result of such distribution, the shareholder owns no beneficial interest in Crescent Financial either directly or through the application of the constructive ownership rules of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of Section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment for the shareholder's Centennial Stock, as provided in Section 302(a) of the Code.

(7) The payment of cash in lieu of fractional share interests of Crescent Financial Stock will be treated as if the fractional share interests of Crescent Financial Stock were distributed as part of the Merger to the Centennial shareholder and then redeemed by Crescent Financial. The cash payments will be treated as having been received as distributions in full payment for the fractional share interests and any gain will be subject to taxation. Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

(8) The basis of the Crescent Financial Stock received by a shareholder of Centennial (including any fractional share interests to which they may be entitled) will be the same as the basis in the Centennial Stock surrendered in the exchange therefore decreased by the amount of money received and increased by the amount of any gain recognized (including gain treated as a dividend). Section 358(a)(1).

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                                                                          Page 8

(9) The holding period of a share of Crescent Financial Stock received by a shareholder of Centennial (including any fractional share interests to which they may be entitled) will include the shareholder's holding period of Centennial Stock which was exchanged for it, provided that Centennial Stock is held as a capital asset in the hands of the shareholder of Centennial on the date of the Merger. Section 1223(1). No gain or loss will be recognized by Centennial upon the deemed distribution of Crescent Financial Stock and cash to Centennial shareholders in the Merger, pursuant to Section 361(c).

(10) No gain or loss will be recognized by Centennial upon the transfer of its assets, subject to its liabilities, to Crescent in the Merger. Sections 357(a) and 361(a).

(11) The basis of the assets of Centennial in the hands of Crescent will be the same, in each instance, as the basis of such assets in the hands of Centennial immediately prior to the Merger. Section 362(b).

(12) The holding period of the assets of Centennial in the hands of Crescent will include, in each instance, the period during which such assets were held by Centennial immediately prior to the Merger. Section 1223(2).

(13) The basis of the Crescent stock in the hands of Crescent Financial will be increased by an amount equal to the basis of Centennial's assets in the hands of Crescent and decreased by the sum of the amount of the liabilities of Centennial assumed by Crescent and the amount of liabilities to which the assets of Centennial are subject. Treas. Reg. Section 1.358-6(c)(1).

(14) Centennial will close its taxable year as of the date of the Merger. Crescent and Crescent Financial will not close their taxable years merely because of the Merger. Section 381(b); Treas. Reg. Section 1.1502-75(d).

(15) For purposes of Section 381, Crescent will be the acquiring corporation in the Merger. Treas. Reg. Section 1.381(a)-1(b)(2). Thus, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384, and the regulations thereunder, Crescent will succeed to and take into account the items of Centennial described in Section 381(c), 381(a) and Treas. Reg. Section 1.381(a)-1.


SCOPE OF THE OPINIONS

The opinions contained herein are based upon the facts, assumptions and representations set forth in this letter, as well as the information contained in the Documents. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations are not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Our advice in this opinion letter is expressly limited to the conclusions specifically set forth herein under the heading OPINIONS. Dixon Odom expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above.

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                                                                          Page 9

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

Sincerely,


Dixon Odom PLLC